THE BANK OF NEW YORK MELLON

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

September    , 2009

Brasil Telecom S.A.

Rua Humberto de Campos, 425, 7th andar

Leblon

22430-190 Rio de Janeiro, RJ

Brazil

Re:

Deposit Agreement (relating to common shares) dated as of September    , 2009  (the “Common Deposit Agreement”) among Brasil Telecom S.A. (the “Company”), The Bank of New York Mellon, as depositary (the “Depositary”, and all Owners and Holders from time to time of American Depositary Shares issued thereunder and Amended and Restated Deposit Agreement (relating to preferred shares) dated as of September   , 2009 (the “Preferred Deposit Agreement” and, together with the Common Deposit Agreement, the “Deposit Agreements”) among the Company, the Depositary and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

Dear Sirs:

We refer to the Deposit Agreements.  Capitalized terms defined in the Deposit Agreements and not otherwise defined herein are used herein as defined in the Deposit Agreements.

We hereby agree that, without the prior consent of the Company, (i) we will not (a) Pre-Release American Depositary Shares or (b) permit any Pre-Release to remain outstanding at any time, except pursuant to agreements, covenants, representations or warranties substantively to the effect of Sections 3(a), 3(e), 4, 7(a) and 14 of the ADR Pre-Release Agreement attached hereto (or, in lieu of Section 14, we will indemnify the Company to the same extent that the counterparty to a Pre-Release would be required by said Section 14 to indemnify the Company) and (ii) we will undertake a Pre-Release only pursuant to written agreements that meet the requirements of Section 1058(b) of the United States Internal Revenue Code of 1986, as amended.

We hereby agree that neither the Depositary nor the Custodian shall deliver Shares (other than to the Company or its agent as contemplated by Section 4.08 of the Deposit Agreements), or otherwise permit Shares to be withdrawn from the facilities created by the Deposit Agreements, except upon the surrender and cancellation of American Depositary Shares or in connection with a sale permitted under Section 3.02, 4.03, 4.11 or 6.02 of those Agreements.

We confirm that we currently do not, and do not intend to, make any Pre-Release to any person until such person has undergone the Depositary's standard credit review process.

If, after the date hereof, the Depositary's ADR Department is advised by counsel that there has occurred a material change in the U.S. federal income tax law (including judicial and administrative interpretations thereof) regarding the treatment of Pre-Release, we agree to notify the Company promptly of such change and to advise the Company as to the changes, if any, that we intend to make, or have made, to the Pre-Release procedures then being followed by us as a result of such change in the tax law.  We will in good faith consult with the Company and consider all suggestions, without any obligation on our part to change our Pre-Release procedures.

We will indemnify and hold harmless the Company and each Owner from time to time of American Depositary Shares against all losses, claims, damages, liabilities and expense (including reasonable attorneys' fees) based upon a breach by the Depositary of any agreement of the Depositary set forth in this letter.

If any action or claim shall be brought against the Company in respect of which indemnity may be sought pursuant to the preceding paragraph or the second paragraph of this letter, the Company shall notify the Depositary in writing of such action or claim giving reasonable details thereof.  The Depositary shall have the option of assuming the defense thereof, with counsel satisfactory to the Company (who shall not, except with the consent of the Company, be counsel to the Depositary in connection with such action or claim), and, after notice from the Depositary to the Company of its election so to assume the defense thereof, the Depositary shall not be liable to the Company or any other indemnified party for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by the Company or any other indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No compromise or settlement of such action or proceeding may be effected by either party without the other party's consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of law and no effect on any other claims that may be made against such other party and (ii) the sole relief provided is monetary damages that are paid in full by the party seeking such compromise or settlement.

Very truly yours,

THE BANK OF NEW YORK MELLON,

    as Depositary

By: __________________________